THE BLACKROCK 2012 TERM TRUST


                                                          February 26, 2001


Mr. Briccio B. Barrientos
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


               Re: The BlackRock 2012 Term Trust (File Nos. 333-48504 and 811-10185).

Dear Mr. Barrientos,

        Due to less than anticipated investor interest in the planned initial public offering ("the Offering") of The BlackRock 2012 Term Trust (the "Trust"), the officers of the Trust, BlackRock Advisors, Inc. and BlackRock Distributors, Inc. have decided to cancel the Offering and withdraw the Trust's Registration Statement.

        Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the undersigned hereby requests that the Trust's Registration Statement on Form N-2 and all exhibits and amendments thereto be withdrawn.

        We thank you for your attention to this matter.


                                                Sincerely,

                                                /s/ Ralph L. Schlosstein

                                                Ralph L. Schlosstein
                                                President, Chief Executive
                                                Officer and Chief Financial
                                                Officer